02 JUL 30 AM 9:52

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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

02042901

19 July 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 18 July 2002. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Very truly yours,

pp Ellen Stipl
Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

dlw 7/30

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM
DER COMPAGNIE FINANCIÈRE RICHEMONT AG

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont AG in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 5. September 2001:

Periode:	**5. Juli 2002 bis 18. Juli 2002**
Anzahl der gekauften "A" Units:	**1'250'000**
Anzahl der verkauften "A" Units:	**0**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (netto / Beginn 14. September 2001):	**3'400'000**
Anzahl "A" Units die einem langfristigen Exekutiv-Leistungsprogramm zugewiesen wurden:	
Nettobestand an eigenen "A" Units per 18. Juli 2002:	**17'885'100**

Das Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.7% des Aktienkapitals und 1.0% der Stimmrechte).

Datum: **19. Juli 2002**

Gesellschaft: Compagnie Financière Richemont AG
Person: Alan Grieve / Marius Kuchen
Telefon: (041) 710 33 22

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT AG

Informations concernant le négoce de Compagnie Financière Richemont AG dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 5 septembre 2001:

Période concernée:	**du 5 juillet 2002 au 18 juillet 2002**
Nombre de "A" units achetées:	**1'250'000**
Nombre de "A" units vendues:	**0**
Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 14 septembre 2001):	**3'400'000**
Nombre des "A" units qui ont été affectées à un programme d'intéressement des cadres orienté sur le long terme:	
Position nette en "A" units au 18 juillet 2002	**17'885'100**

Le programme de rachat porte sur un maximum de 10'000'000 "A" units (soit un maximum de 1.7 % du capital et 1.0 % des droits de vote).

Date: **le 19 juillet 2002**

Société: Compagnie Financière Richemont AG
Personne: Alan Grieve / Marius Kuchen
Téléphone: (041) 710 33 22